SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ----------------

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Washington Banking Company
                                (Name of Issuer)

                          Common Stock, no par value
                         (Title of Class of Securities)

                                    937303105
                                 (CUSIP Number)

                                November 24, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 937303105                  13G                 Page 2 of 14 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Endicott Opportunity Partners II, L.P.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [x]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    270,000
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    270,000
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               270,000
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                1.76%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               PN
------------------------------------------------------------------------------

CUSIP No. 937303105                  13G                 Page 3 of 14 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Endicott Opportunity Partners III, L.P.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [x]
                                                                   (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    631,600
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    631,600
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               631,600
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                4.13%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               PN
------------------------------------------------------------------------------

CUSIP No. 937303105                  13G                 Page 4 of 14 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               W.R. Endicott III, L.L.C.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    631,600
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    631,600
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               631,600
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               4.13%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               OO
------------------------------------------------------------------------------

CUSIP No. 937303105                 13G                 Page 5 of 14 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               W.R. Endicott IIp, L.L.C.
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [x]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    270,000
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    270,000
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               270,000
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                1.76%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               OO
------------------------------------------------------------------------------

CUSIP No. 937303105                  13G                Page 6 of 14 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Wayne K. Goldstein (in the capacity described herein)
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [x]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    901,600
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    901,600
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                901,600
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                5.89%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               IN
------------------------------------------------------------------------------

CUSIP No. 937303105                  13G                Page 7 of 14 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Robert I. Usdan (in the capacity described herein)
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [x]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    901,600
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    901,600
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                901,600
------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                5.89%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               IN
------------------------------------------------------------------------------

CUSIP No. 937303105                  13G                Page 8 of 14 Pages


ITEM 1(a).  NAME OF ISSUER:
                Washington Banking Company

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                450 SW Bayshore Drive, Oak Harbor, WA 98277

ITEM 2(a).  NAME OF PERSON FILING:

            (i) Endicott Opportunity Partners II, L.P., a Delaware limited partnership ("EOP II");

            (ii) Endicott Opportunity Partners III, L.P., a Delaware limited partnership ("EOP III");

            (iii) W.R. Endicott IIp, L.L.C., a Delaware limited liability company ("WR LLC") and general partner of EOP II;

            (iv) W.R. Endicott III, L.L.C., a Delaware limited liability company ("WR III, LLC") and general partner of EOP III;

            (v) Wayne K. Goldstein ("Mr. Goldstein"), a Managing Member of WR III, LLC and WR LLC; and

            (vi) Robert I. Usdan ("Mr. Usdan"), a Managing Member of WR III, LLC and WR LLC.


ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

          The address of the principal business offices of each of: (i) EOP II;
(ii) EOP III; (iii) WR III, LLC; (iv) WR LLC; (v) Mr. Goldstein; and (vi) Mr. Usdan is 360 Madison Ave., 21st Floor, NY, NY 10017.

CUSIP No. 937303105                  13G                Page 9 of 14 Pages


ITEM 2(c).  CITIZENSHIP:
             EOP II - a Delaware limited partnership
             EOP III - a Delaware limited partnership
             WR LLC - a Delaware limited liability company
             WR III, LLC - a Delaware limited liability company
             Mr. Goldstein - United States
             Mr. Usdan - United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
                 Common Stock, no par value (the "Shares")

ITEM 2(e).  CUSIP NUMBER:
                 937303105

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Act,

        (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

        (e) [ ]   Investment Adviser in accordance with Rule
                  13d-1 (b)(1)(ii)(E),

        (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

        (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

        (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

        (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

        (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 937303105                  13G                Page 10 of 14 Pages


ITEM 4.   OWNERSHIP.

          (a)  Amount Beneficially Owned:
               -------------------------

               EOP II may be deemed to beneficially own 270,000 Shares. EOP III may be deemed to beneficially own 631,600 Shares. WR LLC may be deemed to beneficially own 270,000 Shares as a result of its voting and dispositive power over the 270,000 Shares held by EOP II. WR III, LLC may be deemed to beneficially own 631,600 Shares as a result of its voting and dispositive power over the 631,600 Shares held by EOP III.

               Messrs. Goldstein and Usdan may each be deemed to beneficially own 901,600 Shares by virtue of their ultimate voting and dispositive power over: (i) the 270,000 Shares help by EOP II; and (ii) the 631,600 Shares held by EOP III.

               The above amounts of Shares beneficially owned did not change between (i) the date of the event which requires filing of this statement and
(ii) December 31, 2009, and this statement is being made to satisfy both (a) the filing that was due with respect to that event and (b) the annual amendment obligations with respect to such Shares.


          (b)  Percentage Beneficially Owned:
               -----------------------------

               Based on calculations made in accordance with Rule 13d-3(d), and there being 15,297,946 Shares outstanding as of November 30, 2009, as disclosed in the form 8-K filed on November 30, 2009 and the form 10Q filed on November 6, 2009 for the quarterly period ended September 30, 2009: (i) EOP II may be deemed to beneficially own approximately 1.76% of the outstanding Shares; (ii) EOP III may be deemed to beneficially own approximately 4.13% of the outstanding Shares;
(iii) WRD LLC may be deemed to beneficially own approximately 1.76% of the outstanding Shares; (iv) WR III LLC may be deemed to beneficially own approximately 4.13% of the outstanding Shares; (v) Mr. Goldstein may be deemed to beneficially own approximately 5.89% of the outstanding Shares; and (vi) Mr. Usdan may be deemed to beneficially own approximately 5.89% of the outstanding Shares.

               The above percentages of Shares beneficially owned did not change between (i) the date of the event which requires filing of this statement and
(ii) December 31, 2009, and this statement is being made to satisfy both (a) the filing that was due with respect to that event and (b) the annual amendment obligations with respect to such Shares.

CUSIP No. 937303105                  13G                Page 11 of 14 Pages

          (c)  Number of Shares as to Which Such Person Has:
               --------------------------------------------

                  (i) EOP II may be deemed to have sole power to direct the voting and disposition of the 270,000 Shares it beneficially owns. EOP III may be deemed to have sole power to direct the voting and disposition of the 631,600 Shares it beneficially owns.

                  WRD LLC may be deemed to have sole power to direct the voting and disposition of the 270,000 Shares it beneficially owns by virtue of the relationships described in Item 2. WR III, LLC may be deemed to have sole power to direct the voting and disposition of the 631,600 Shares it beneficially owns by virtue of the relationships described in Item 2.

                  (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan, may be deemed to share the power to direct the voting and disposition of 901,600 Shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The limited partners and the general partner of EOP II and EOP III have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EOP II and EOP III in accordance with their ownership interests in such entities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          See Item 2.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 937303105                  13G                Page 12 of 14 Pages


                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 16, 2010

                               ENDICOTT OPPORTUNITY PARTNERS II, L.P.

                               By:      W.D. Endicott IIp, LLC,
                                        its general partner


                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member



                               ENDICOTT OPPORTUNITY PARTNERS III, L.P.

                               By:      W.R. Endicott III, LLC,
                                        its general partner


                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member



                               W.R. ENDICOTT IIp, LLC

                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member



                               W.R. ENDICOTT III, LLC

                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member



                               /s/ WAYNE K. GOLDSTEIN
                               ----------------------
                               Wayne K. Goldstein



                               /s/ ROBERT I. USDAN
                               ----------------------
                               Robert I. Usdan

CUSIP No. 886374107                  13G                Page 13 of 14 Pages


                                  EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 937303105                  13G                Page 14 of 14 Pages

                                                                    EXHIBIT 1


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 16, 2010

                               ENDICOTT OPPORTUNITY PARTNERS II, L.P.

                               By:      W.R. Endicott IIp, LLC,
                                        its general partner


                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member


                               ENDICOTT OPPORTUNITY PARTNERS III, L.P.

                               By:      W.R. Endicott III, LLC,
                                        its general partner


                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member


                               W.R. ENDICOTT IIp, LLC

                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member


                               W.R. ENDICOTT III, LLC

                               By:      /s/ WAYNE K. GOLDSTEIN
                                        ----------------------
                                        Name:  Wayne K. Goldstein
                                        Title: Managing Member


                               /s/ WAYNE K. GOLDSTEIN
                               ----------------------
                               Wayne K. Goldstein


                               /s/ ROBERT I. USDAN
                               ----------------------
                               Robert I. Usdan